SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

11 May 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc announces today that Bob Davies has been appointed Chairman of Biffa Plc in preparation for the demerger of the Biffa waste management business in the UK by the end of the year.

Mr Davies, aged 57, recently stood down from Arriva plc after more than seven years as Chief Executive of the transport services group. He is a non-executive director of British Energy Group plc and Barratt Development PLC. He was previously Chief Executive of East Midlands Electricity Plc.

The Chairman of Severn Trent Plc, Sir John Egan, said:

"We are delighted Bob has agreed to become Chairman of Biffa Plc to help lead the business through the demerger process and into Biffa's new existence as a separate listed company in the FTSE 250."

Bob Davies said:

"I very much look forward to working with the Biffa management team to develop the company's prominent position in the UK waste market."

For further information contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
0121 722 4310

David Trenchard / Peter Hewer
Tulchan Communications Group Ltd
020 7353 4200

Footnotes:

1. Biffa is a leading integrated waste management business in the UK, providing collection, recycling, treatment and landfill and special waste services to industrial / commercial clients and to local authorities.

2. Severn Trent Plc announced on 4 April 2006 that it intended to demerge Biffa. The announcement is available at www.severntrent.com.

3. Bob Davies was appointed as an Independent Non-executive Director of British Energy Group plc in May 2006. He served as Chief Executive of Arriva plc, the transport services group, from 1998 until April 2006. He previously held the same position at East Midlands Electricity Plc, before which he had been Finance Director of Ferranti International Plc and of Waterford Wedgewood plc. His earlier career included various senior positions with the Ford Motor Company. He is currently a Board member at

Barratt Developments PLC and the Sunderland Urban Regeneration Company. He also chairs the Board of Governors of the University of Sunderland.

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

12 May 2006

RECEIVED

2006 MAY 18 P 3:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

SUPPL

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2006\L - SEC - Sale of Biffa Belgium - 12May06.doc

Severn Trent Plc announces today that it has agreed to sell Biffa Belgium to Veolia Environmental Services for €45m, approximately £31m. It is expected to complete the transaction, which is conditional on clearance from the Belgian competition authorities, before the end of June 2006.

Severn Trent announced on 4 April 2006 that it intended to demerge the Biffa waste management business in the UK by the end of the year and that it was considering options for Biffa Belgium, including possible disposal.

For further information contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
0121 722 4310

David Trenchard / Peter Hewer
Tulchan Communications Group Ltd
020 7353 4200

Footnotes:

1. Biffa is a leading integrated waste management business in the UK, providing collection, recycling, treatment and landfill and special waste services to industrial / commercial clients and to local authorities.

2. Severn Trent Plc announced on 4 April 2006 that it intended to demerge Biffa. The announcement is available at www.severntrent.com.

3. Severn Trent's pre-close trading update on 4 April 2006, prior to its full year results on 6 June 2006, announced that Biffa Belgium is expected to record a small operating loss in the second half. This second half performance, together with a full year operating provision for environmental taxes of £4.5m (H1 £3.1m), is expected to lead to a full year PBIT loss for Biffa Belgium of around £4m to £5m.

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED

2006 MAY 18 P 3:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 May 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

T:\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2006\Correspondence\D- SEC Letter - April 06 return - 4May06.doc

File numb

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Demerger Announcement	SE Announcement	04-Apr-2006	✓				✓	Filed with SEC on 4 April 2006
Pre-close Period Trading Update	SE Announcement	04-Apr-2006	✓				✓	Filed with SEC on 4 April 2006
Interim Report to OFWAT	SE Announcement	07-Apr-2006	✓				✓	Filed with SEC on 7 April 2006
288c - Change of Address - J L Egan	Co House Forms	11-Apr-2006		✓				
288c - Change of Address - M J E McKeon	Co House Forms	11-Apr-2006		✓				
288b - Resignation of F A Osborn	Co House Forms	21-Apr-2006		✓				
88(2) - TD Waterhouse Nominees (Europe) Ltd - 3,368 shares	Co House Forms	20-Apr-2006		✓				
88(2) - Fitel Nominees Ltd and TD Waterhouse Nominees (Europe) Ltd -27,519 shares	Co House Forms	13-Apr-2006		✓				
88(2) - Various- 4,544 shares	Co House Forms	13-Apr-2006		✓				
88(2) - TD Waterhouse Nominees (Europe) Ltd - 12,791 shares	Co House Forms	13-Apr-2006		✓				

RECEIVED
2006 MAY 18 P 3:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

	Day	Month	Year
Date of termination of appointment	3 1	0 3	2 0 0 6

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title Mr. * Honours etc CB

Please insert details as previously notified to Companies House.

Forename(s) Frederic Adrian

Surname Osborn

	Day	Month	Year
† Date of Birth	1 4	0 1	1 9 4 1

A serving director, secretary etc must sign the form below.

Signed **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 04 Month 04 Year 2006

Name * Style / Title:

* Honours etc:

Forename(s): Michael James Edward

Surname: McKeon

† Date of Birth: Day 18 Month 10 Year 1956

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

Mandaleigh, 5 Priest's Paddock, Knotty Green

Post town: Beaconsfield

County / Region: Buckinghamshire

Postcode: HP9 1YL

Country:

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed

Date

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2366619
Company Name in full	Severn Trent Plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 01 Month 08 Year 2005

Name

* Style / Title	Sir	* Honours etc	KBE
Forename(s)	John Leopold		
Surname	Egan		
† Date of Birth	Day 07 Month 11 Year 1939		

Change of name *(enter new name)*

Forename(s)

Surname

Change of usual residential address *(enter new address)*

	4 Mill Street		
Post town	Warwick		
County / Region		Postcode	CV34 4HB
Country			

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed | **Date**

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham, B26 3PU, England

Tel

DX number | DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	Severn Trent Plc
	Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	20	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,368		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited a/c CESREG Part ID 277 Address 201 Deansgate, Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 3,368
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Ordinary**	Number allotted **3,368**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RW8130 Tel: 01903 833208
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent Plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,636	2,362	2,810
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£6.88	£10.053	£9.34

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited a/c CESREG Part ID 277 Address 201 Deansgate, Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 14,012
Name Fitel Nominees Limited a/c CSOS part ID 384 Address 11 St James's Square Manchester UK Postcode M2 6WH	Class of shares allotted Ordinary	Number allotted 13,507
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 13. 4. 2006

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/NE/7902	Tel: 01903 833208
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,309	4,402	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£7.20	£6.805	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	
UK Postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address	Ordinary	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**27,519**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 13.4.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/NE/7902 Tel: 01903 833208
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED

2006 MAY 18 P 3: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,808	3,715	2,783
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£7.20	£7.38	£9.34

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees Limited Desig:CESREG CrestID:277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 12791
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 13.4.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/RP/7747 Tel: 01903 833208
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent Plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	04	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,485		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£10.053		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **12791**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 13.4.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/RP/7747 Tel: 01903 833208
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day 12	Month 04	Year 2006	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	739	968	2,491
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	548p	536p	592p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales.

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 13. 4. 2006.

A director / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/PH/3889 Tel: 01903 833406	 Fax: 01903 833277
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	346		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	759p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE UK Postcode	Class of shares allotted Ordinary	Number allotted 4,544
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4,544**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] **Date** 13.4.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/PH/3889 Tel: 01903 833406	 Fax: 01903 833277
DX number	DX exchange